COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Publicly Traded Company with Authorized Capital
C.N.P.J/M.F.n.º 47.508.411/0001-56

MINUTES OF GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON APRIL 27, 2006

1-	DATE AND VENUE: On April 27, 2006, at 6:00 PM, in the Company’s head office, located in the City of São Paulo, São Paulo State, at Avenida Brigadeiro Luiz Antônio nº 3.142.

2-

NOTICE: Meeting Call published in the Diário Oficial do Estado de São Paulo on April 12, 13 and 14, 2006, pages 59, 89 and 13, and in Gazeta Mercantil on April 12, 13 and 17, 2006, pages A15, A9 and A7, respectively.

3-

QUORUM: Shareholders representing more than two thirds of the voting capital, according to the signatures in the shareholders’ attendance book, thus, legal quorum was verified for the performance of this Meeting.

4-	COMPOSITION OF THE BOARD: Chairman: Cassio Casseb Lima, Secretary: Marise Rieger Salzano.

5-	SUMMARY OF THE DELIBERATIONS: The General Meeting, unanimously, abstaining those legally impeded:

IN THE GENERAL MEETING:

5.1.

approved the balance sheet and financial statements regarding the year finished on December 31st, 2005, with no further remarks, which were published in Diário Oficial do Estado de São Paulo on March 9th, 2006, page 45, and in Gazeta Mercantil on March 9th, 2006, page A9;

5.2.	approved the Company’s capital budget for the year of 2006, elaborated by the Board of Executive Officers and submitted for approval of the General Meeting, complying with article 196, Law# 6,404/76;

5.3.

approved the Board of Executive Officers’ Proposal regarding the destination of the Net Income of 2006, specially regarding the approval of the distribution of the mandatory dividends at the total amount of R$ 62,052,508.28, corresponding to R$ 0.51689 per 1,000 common shares and R$ 0.56857 per 1,000 preferred shares. The payment of the dividends will be on June 23, 2006.

5.4.	fixed the global annual compensation of the Company’s management, at the total global annual amount of up to nineteen million reais (R$ 19,000,000.00);

IN EXTRAORDINARY MEETING:

5.5.

approved the Board of Executive Officers’ Proposal about the capitalization of earnings reserve accumulated in previous fiscal years, which were used in the expansion of Company’s business , at the amount of two hundred, sixty-seven million, one hundred, seventy-seven thousand, five hundred, ninety reais and eighty-two centavos (R$ 267,177,590.82), as follows:

–	Expansion Reserves, constituted in the Meeting of April 29, 2005, at the amount of R$ 240,459,831.74;

–	Retained Earnings Reserve, based on capital budget, at the amount of R$ 26,717,759.08.

5.6.

approved the Capital Stock Increase, without new shares issue, at the total amount of two hundred, sixty-seven million, one hundred, seventy-seven thousand, five hundred, ninety-reais and eighty-two centavos (R$ 267,177,590.82), regarding the capitalization mentioned in the previous item, increasing the Company’s Capital Stock from R$ 3,687,360,461.81 to R$ 3,954,538,052.63, clarifying that such amount does not correspond to that amount contained in the Management Proposal dated 3/8/2006, since on 4/7/2006, the Company increased its Capital Stock by R$ 7,120,308.00. Consequently, the “caput” of article 4th of the Company’s By-Laws shall take effect with the following wording:

“Article 4th (“caput”) – The Company’s Capital Stock is three billion, nine hundred, fifty-four million, five hundred, thirty-eight thousand, fifty-two reais and sixty-three centavos (R$ 3,954,538,052.63), fully paid and divided into one hundred and thirteen billion, seven hundred, sixty-nine million, three hundred, fifteen thousand, four hundred and thirty-three (113,769,315,433) shares without par value, of which forty-nine billion, eight hundred, thirty-nine million, nine hundred, twenty-five thousand, six hundred and eighty-eight (49,839,925,688) are common shares and sixty-three billion, nine hundred, twenty-nine million, three hundred, eighty-nine thousand, seven hundred and forty-five (63,929,389,745) are preferred shares.”

5.7.

approved the Board of Executive Officers’ Proposal about the amendment to the “caput” of the Article 9 of the Company’s By-laws, referring to the instatement and chair of the General Meetings, with further remarks to alter the designation of the Financial Administrative Officer with “an officer appointed by the Board of Directors Chairman”. Thus, the “caput” of article 9th shall take effect with the following wording, and paragraphs “I to XVIII” shall remain unaltered:

“ARTICLE 9th – The General Meeting shall be instated and chaired by the Board of Directors Chairman, in his absence, by the Chief Executive Officer and, in his absence, by an Officer appointed by the Board of Directors Chairman. The General Meeting shall be called by the Board of Directors Chairman and shall have the following attributions: ...”

5.8.	approved the Board of Executive Officers’ Proposal referring to the 2006 Investments Plan, at the amount of nine hundred, thirty-five million reais (R$ 935,000,000.00).

5.9.	approved the Memorandum and Justification of Incorporation (Attachment I) entered into between this Company, as Acquiring Company, and Companhia Pernambucana de Alimentação as Acquired Company.

5.10.

ratified the appointment of the company Magalhães Andrade S/S Auditores Independentes, headquartered in the City and State of Estado de São Paulo, at Av. Brigadeiro Faria Lima, 1893, 6º andar, Jardim Paulistano, CEP: 01452-001, with corporate taxpayer’s ID (CNPJ/MF) 62.657.242/0001-00 and Regional Accounting Council (CRC/SP) 2SP000233/O-3, to carry out the appraisal of the assets and liabilities of Companhia Pernambucana de Alimentação to be incorporated by this Company, and it had already appraised the assets and liabilities of such company and prepared the respective Appraisal Report, even before its formal ratification by this General Meeting.

5.11.	approved the Appraisal Report prepared by Magalhães Andrade S/S Auditores Independentes, without further remarks (Attachment II).

5.12.	approved the incorporation of all net worth of Companhia Pernambucana de Alimentação into this Company, without increasing its capital stock.

5.13.	clarified that, according to the conditions set forth in the Memorandum, statutory amendment shall not occur in the Company.

5.14

authorized the Board of Executive Officers to practice all the acts necessary for the formalization of the incorporation, including those referring to the filing and publication of incorporation corporate acts.

6.

approved to include the newspaper Valor Econômico in the Company’s legal publications and ratify the newspapers to be used in those publications: “Folha de São Paulo” and/or “Gazeta Mercantil” and/or “O Estado de São Paulo” and/or “Valor Econômico”, besides “Diário Oficial do Estado de São Paulo”.

7 -	DOCUMENTS FILED IN THE ADMINISTRATIVE HEADQUARTERS:

a) Meetings Notice;
b) Financial Statements, Management Report and Independent Auditors Opinion;
c) Board of Executive Officers’ Proposal;
d) Memorandum and Justification of Incorporation;
e) Appraisal Report.

8 -

CLOSURE: Having nothing further to decide, the meeting was closed and this minute was registered, in summary form, read, verified and agreed upon, signed by the participant shareholders and by the auditors.

Signatures: Cássio Casseb Lima – Chairman of the Board; Marise Rieger Salzano — Secretary.

Shareholders: Vieri Participações S.A by itself and in the capacity as usufructuary, holder of voting rights of Península Participações Ltda and Segisor, represented by their attorneys-in-fact Marise Rieger Salzano and Juan Javier Bordaberry Herran; Península Participações Ltda, in the capacity as usufructuary, holder of voting rights of Rio Soe Emprendimentos e Participações Ltda, represented by their attorney-in-fact Marise Rieger Salzano; Ascese Fundo de Investimento em Ações, Classe A Fundo de Investimento de Ações Previdenciário, Dynamo Cougar Fundo Mútuo de Investimentos em Ações, Fundo de Investimento em Ações Lúmina, Samambaia Fundo de Investimento em Ações, TNAD Fundo de Investimentos em Ações, Dynamo Puma II Fundo de Investimento em Participações, Puma Invest LLC and Febra Fundo de Investimentos em Ações, represented by its administrator Dynamo Administração de Recursos Ltda, legal representative, Carlos Gustavo Perret Simas; and the auditing company Ernst & Young Auditores Independentes S.S., by its legal representative.

São Paulo, April 27, 2006

This is a true copy of the Original Document

Cássio Casseb Lima

Chairman of the Board

Attorney’s Signature: ____________________
Marise Rieger Salzano – OAB/SP nº 85.251